UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D
                                (Rule 13d-101)

                   Under the Securities Exchange Act of 1934
                            (Amendment No.      )*

                        Artistic Greetings Incorporated

                               (Name of Issuer)

                    Common Stock, par value $.10 per share

                        (Title of Class of Securities)

                                 _____________
                                (CUSIP Number)
                                Peter M. Lewis
                        MDC Communications Corporation
                              45 Hazelton Avenue
                       Toronto, Ontario, Canada M5R 2E3
                                (416) 960-9000


  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               December 22, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                                 SCHEDULE 13D


CUSIP No.                           Page     2     of     11     Pages



  1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                     MDC Communications Corporation

  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) /_/

                                                                        (b) /_/


  3       SEC USE ONLY


  4       SOURCE OF FUNDS*

            BK

  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                /_/



  6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Ontario, Canada
                7                    SOLE VOTING POWER
  NUMBER OF
    SHARES          0
 BENEFICIALLY   8                    SHARED VOTING POWER
   OWNED BY
     EACH           2,661,786
  REPORTING
   PERSON       9                    SOLE DISPOSITIVE POWER
     WITH
                    0
               10  SHARED DISPOSITIVE POWER

                    0

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,661,786
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                              /_/


 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       40.7

 14   TYPE OF REPORTING PERSON*

            CO

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP No.                           Page     4     of     11     Pages


  1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                     AGI Acquisition Co.

  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) /_/

                                                                        (b) /_/


  3       SEC USE ONLY


  4       SOURCE OF FUNDS*

            BK
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                /_/



  6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
                7                    SOLE VOTING POWER
  NUMBER OF
    SHARES          0
 BENEFICIALLY   8                    SHARED VOTING POWER
   OWNED BY
     EACH           2,661,786
  REPORTING
   PERSON       9                    SOLE DISPOSITIVE POWER
     WITH
                    0
               10  SHARED DISPOSITIVE POWER

                    0

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,661,786
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                              /_/


 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       40.7

 14   TYPE OF REPORTING PERSON*

            CO

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.          Security and Issuer.

                 This statement relates to the shares of Common Stock, par value $.10 per share (the "Issuer Common Stock"), of Artistic Greetings Incorporated, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at One Komer Center, Elmira, New York 14902.


Item 2.          Identity and Background.

                 This statement is being filed by MDC Communications Corporation, an Ontario corporation ("MDC"), and AGI Acquisition Co., a Delaware corporation and a wholly owned subsidiary of MDC ("AGI"; together with MDC, the "Reporting Persons"). The principal offices of the Reporting Persons are located at 45 Hazelton Avenue, Toronto, Ontario, Canada M5R 2E3. MDC is principally engaged in the business of manufacturing security products including stamps, checks, tickets and plastic cards, and operating a non-retail mail order catalog operation, and a retail and catalog packaged seed company. In addition, MDC provides advertising, marketing, and design services and products. AGI was incorporated solely for the purpose of merging into Issuer and has no other business.

                 The name, address, present principal occupation or employment, and citizenship of each director and executive officer of MDC and AGI are set forth on Schedule 1 hereto and are incorporated herein by reference.

                 During the past five years, neither MDC nor AGI, nor to the knowledge of MDC or AGI, any of its directors or executive officers:
(i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.          Source and Amount of Funds or Other Consideration.

                 Pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of December 21, 1997, among MDC, AGI and the Issuer, and subject to the conditions set forth therein (including approval by the stockholders of the Issuer and approvals of the applicable regulatory authorities), AGI will be merged with and into the Issuer (the "Merger"), and each share of Issuer Common Stock (except as otherwise provided in the Merger Agreement) will be converted into the right to receive $5.70 in cash (subject to adjustment as provided in the Merger Agreement).

                 Concurrently with the execution and delivery of the Merger Agreement, MDC entered into a Stockholders Agreement with each of American Greetings Incorporated and Stuart Komer (collectively, the "Stockholders"), pursuant to which, among other things, so long as the Merger Agreement remains in effect, the Stockholders have agreed to vote the shares of Issuer Common Stock owned by them, currently or thereafter acquired, in favor of the

Merger and have granted to MDC an irrevocable proxy to vote such shares of Issuer Common Stock in favor of the Merger.

                 The descriptions of the Merger Agreement and the Stockholders Agreement contained in this Schedule 13D are qualified in their entirety by reference to such agreements, copies of which appear as Exhibits 1 and 2 hereto, respectively.


Item 4.          Purpose of Transaction.

                 (a)-(b) The purpose of the transaction is to facilitate the approval of the Merger by the stockholders of the Issuer

                 (c)-(i)  Not applicable.

                 (j) Other than as described above, the Reporting Persons currently have no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although the Reporting Persons reserve the right to develop such plans).


Item 5.          Interest in Securities of Issuer.

                 (a)-(b) As a result of the Stockholders Agreement, the Reporting Persons may be deemed the beneficial owners of 2,661,786 shares of Issuer Common Stock, representing approximately 40.7% of the outstanding shares of Issuer Common Stock.

                 As of the date of this filing, to the knowledge of the Reporting Persons, no shares of Issuer Common stock are beneficially owned by any of the persons named in Schedule 1.

                 (c) Except as stated in Item 4 above, there have not been any transactions in the Issuer Common Stock effected by or for the account of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons named in Schedule 1, during the past 60 days.

                 (d)  Not applicable.

                 (e)  Not applicable.


Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

                 Except as set forth in response to Items 3, 4 and 5 hereof, neither of the Reporting Persons, nor to the knowledge of the Reporting Persons, any of their respective directors or executive officers, have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.          Material to Be Filed as Exhibits.

Exhibit 1. Agreement and Plan of Merger, dated as of December 21, 1997, among MDC Communications Corporation, AGI Acquisition Co. and Artistic Greetings Incorporated (filed as Exhibit 2 to the Issuer's Current Report on Form 8-K, dated December 30, 1997, and incorporated herein by reference).

Exhibit 2. Stockholders Agreement, dated as of December 21, 1997, among MDC Communications Corporation and Stockholders of Artistic Greetings Incorporated (filed as Exhibit 4 to the Issuer's Current Report on Form 8-K, dated December 30, 1997, and incorporated herein by reference).

                                  SIGNATURES

                 After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                           MDC COMMUNICATIONS CORPORATION

                                           By:     /s/ Peter M. Lewis
                                                   ------------------
                                           Name:   Peter M. Lewis
                                           Title:  Executive Vice President


                                           AGI ACQUISITION CO.

                                           By:     /s/ Peter M. Lewis
                                                   ------------------
                                           Name:   Peter M. Lewis
                                           Title:  President



Dated:  December 31, 1997

                                  SCHEDULE 1


                 The following table sets forth the name, residence or business address, present principal occupation or employment of each of the executive officers and directors of MDC and AGI. Unless otherwise indicated, the address of each person listed below is the business address of MDC, 45 Hazelton Avenue, Toronto, Ontario, Canada M5R 2E3.

        DIRECTORS (MDC)
        ---------------

        Ronald D. Besse
        Thomas N. Davidson

        Lloyd S. D. Fogler, QC

        Guy P. French
        Patricia O. Frost

        Peter M. Lewis
        W. Judson Martin

        Miles S. Nadal

        Dr. Brian H. Price
        Stephen M. Pustil

        Graham W. Savage

        EXECUTIVE OFFICERS (MDC)
        ------------------------

        Miles S. Nadal
        Chairman, President and
        Chief Executive Officer

        Stephen M. Pustil
        Vice-Chairman
        W. Judson Martin
        Senior Executive Vice-President
        & Chief Operating Officer

        Peter M. Lewis
        Executive Vice-President,
        Corporate Development
        Michael B. Simonetta
        Executive Vice-President

        Michel Frappier
        Vice-President of the Corporation
        and President of, Communications and Marketing
        Services Division

        Lawrence E. Lee
        Vice-President of the Corporation and President, Direct Marketing and Home Shopping Division

        Graham Searle
        Vice-President of the Corporation
        And President, Security and
        Special Products Division

        Gregory J. McKenzie
        Vice-President of the Corporation,
        And President, Security Card Service Group

                          Walter Campbell
                          Vice-President Finance &
                          Corporate Secretary

                          Gordon A. Kilpatrick
                          Director, Planning &
                          Corporate Development

                          Ronald J. Sneek
                          Director of Finance

                          Maria Pappas
                          Assistant Secretary

                          DIRECTORS (AGI)
                          ---------------

                          Peter M. Lewis

                          Robert Cronin

                          OFFICERS (AGI)
                          --------------

                          Peter M. Lewis
                          President, Treasurer and
                          Assistant Secretary

                          Robert Cronin
                          Vice President, Secretary and
                          Assistant Treasurer

                                 EXHIBIT INDEX

Exhibit 1. Agreement and Plan of Merger, dated as of December 21, 1997, among MDC Communications Corporation, AGI Acquisition Co., and Artistic Greetings Incorporated (filed as Exhibit 2 to the Issuer's Current Report on Form 8-K, dated December 30, 1997, and incorporated herein by reference)

Exhibit 2. Stockholders Agreement, dated as of December 21, 1997, between MDC Communications Corporation and the Stockholders of Artistic Greetings Incorporated (filed as Exhibit 4 to the Issuer's Current Report on Form 8-K, dated December 31, 1997, and incorporated herein by reference)